SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6 K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               EDAP TMS S.A. Files

                  Press release on second quarter 2007 results


                                 August 30, 2007

                                  EDAP TMS S.A.
                      Parc Activite La Poudrette Lamartine
                               4/6 Rue du Dauphine
                          69120 Vaulx-en-Velin - France


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F |X|    Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes |_|       No |X|


This report on Form 6-K with respect to the Company's 2006 annual results, is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

TO BUSINESS AND MEDICAL EDITORS:

               EDAP TMS S.A. 2007 Second Quarter Revenues Increase

        European Growth Continues, HIFU Division Returns to Profitability

     Retains Experienced North American Prostate Cancer Leader to Drive USA
                                    Programs

      LYON, France, Aug. 30 /PRNewswire-FirstCall/ -- EDAP TMS S.A. (Nasdaq:
EDAP), the global leader in High Intensity Focused Ultrasound (HIFU) treatment of prostate cancer and the international leader in the development, production, and distribution of a wide portfolio of minimally invasive medical devices primarily for the treatment of urological diseases today reported financial results for the second quarter 2007 and updated its HIFU growth expectations.

      Key highlights include:

      * HIFU RPP Revenues increased 40% year over year on significant treatment growth and response to the company's marketing initiatives. Year to date 23 new centers, including 12 in the second quarter, have launched bringing the total global base to 155 sites with additional sites signing on monthly.

      * Total revenues are the highest reported in recent quarters due to the mix of equipment sales coupled with high revenue contribution from the recurring RPP programs at a growing number of sites. At June 30 the company reported cash of Euro 9.0 million, having used only Euro 325,000 in the second quarter as a result of increased device sales and RPP levels compared to the prior year.

      * The HIFU division grew revenues 45% as compared with 2006 same quarter revenues. In the second quarter and first six months of 2007 the HIFU division reported an operating profit of Euro 354,000 and Euro 20,000 respectively due to shifts in revenue mix and strong margins.

      * The company continued its progress on the US trials by adding Dr. John Rewcastle as its Group Medical Director, a well known and highly regarded prostate cancer expert. Rewcastle's main mission and target will be to lead EDAP's FDA approval process, which is a major and positive step forward for the company in the US.

      * Clinical activity continues to grow including recent successes reported in studies designed to demonstrate the effectiveness of Ablatherm-HIFU in additional cancer stages through the use of combination therapy, a common practice in later stage cancers. Early indications suggest Ablatherm is particularly well suited for combination with hormonal therapy in later stage cancers such as T2c where the device has not previously seen regular use.

      EXECUTIVE COMMENTS

      Marc Oczachowski, EDAP TMS Chief Executive Officer commented: "The second quarter is a record among recent quarters with revenue of nearly 6 million Euros. EDAP continues its high growth in RPP revenues with a 40% increase on the first half of Fiscal 2007 compared with last year. Already July and August, typically slow summer months due to holidays prevalent in Europe look promising with a comparable high growth rate. We are preparing for more growth in our RPP programs based on refinement of the marketing and sales efforts launched to achieve this success. We are adjusting our communications with direct feedback from our subsidiaries and their local customers, including passing further control over marketing plans and budgets to each major country manager in Europe rather than centralizing these decisions from headquarters. These regional actions will bring even higher efficacy and response to our conversion plans for both patients and urologists for Ablatherm-HIFU.

      "We are also pleased to already see significant benefit from the addition of John Rewcastle to lead our medical efforts, including management of the FDA programs. Dr. Rewcastle is the leading authority comparing devices available on HIFU for prostate cancer. His decision to join EDAP affirms what our science has shown conclusively -- EDAP secures consistent, statistically predictive efficacy outcomes for patients while delivering some of the lowest complication rates in areas crucial for quality of life, especially in the area of incontinence and also in impotence through the opportunity to preserve the erectile nerves. As men are diagnosed earlier in life, the importance of Ablatherm's ability to protect a man's quality of life will only increase.

      "The revenue growth and decreased loss in the second quarter results confirm again the validity of our high growth RPP program. EDAP's revenues are still significantly, and this quarter positively, affected by the Ablatherm device sales despite the growth already achieved in our recurring revenues. We know as a matter of fact that HIFU machine sales are unpredictable from one quarter to the other. This dependence will decrease as EDAP increases revenues in RPP lines among the total group revenues, an effort already achieving much success."

      FINANCIAL RESULTS

      EDAP's second quarter and first half results show significant growth from the higher contribution of the company's RPP business lines and the effect of revenue diversification. Second quarter revenues increased 28% compared to first quarter revenue due to the sale of two Ablatherm units in the second quarter. Continued growth in recurring RPP and services revenues will ultimately reduce the swing effect of device sales.

      Gross profit at the group level in the first six months is Euro 4.3 million reflecting gross margins of 41.1%, down slightly from the prior year due to changes in UDS sales mix and currency while HIFU margins remain steady at 60% for the first half. Second quarter HIFU margins were 61 percent, up 4% compared to the prior year period.

      Group operating loss was Euro 712,000 in the second quarter and Euro 1.9 million year to date. Operating loss includes FDA trial expenses and higher costs for the expanded marketing and sales support fueling HIFU revenue growth. The company recorded $300,000 in benefit from the exercise of warrants by its former partner in the US as well as increased cash investment in inventory assets ahead of second half sales and the launch of the company's new Sonolith I-sys requiring inventory investment for the near term. Cash position remains strong at Euro 9.0 million, or $12.1 million US, at June 30.

      The HIFU revenue reached Euro 4.4 million at the end of June 2007, Euro
2.8 million in the second quarter alone. This is an increase 45.4% over the second quarter of 2006 and 74.7% over Q1 2007. The increase includes the sale of two Ablatherm units with additional sales expected in the second half and the steady growth of RPP sales, up 40.2% over the first six months of 2006.

      The second quarter revenue increase helped the HIFU division past breakeven at the end of June, with a Euro 354,000 Operating Profit in the quarter and a Euro 20,000 profit in the first half, despite the increase in marketing expenses by 19% over the first half 2006.

      UDS revenue remains recurring and globally stable at Euro 3.1 million in the second quarter, up 2.4% and 27.5% over Q1 2007 and Q4 2006 respectively, and down 5.2% for the first half of 2007 as compared to 2006, with a six month revenue of Euro 6.2 million. The decrease of Euro 300,000 in the six months is primarily connected to negative exchange rate impacts of Euro 200,000 on the Japanese Yen, and to a lower number of machines sold (18 lithotripters in 2007 versus 21 in 2006), partially offset by a 9% increase in the average price due to product and country mix.

      UDS Gross Margin decreased by 6.5 points to 27.5% year to date in 2007. The decrease is due to the exchange rate effect on machines sold in Japan to date and mix as a higher portion of products were sold including optional equipment. Options increase revenue, but are purchased from third parties decreasing the global margin rate. The already identified appetite for full-option high-range litho machines drove the development of the new Sonolith I-sys litho machine to be launched in Autumn this year, to help sustain and grow the UDS revenue.

      Eric Soyer, EDAP TMS Chief Financial Officer, commented: "As we had indicated, the first quarter had a high cash investment due to increases in inventory to prepare for equipment sales such as shown in the second quarter. More importantly, the recent results demonstrate the success of the business model in balancing recurring revenue sources with less predictable equipment sales. We intend to continue growing the recurring RPP and services portion of our business to ultimately secure profitable operations. EDAP's strong cash management allows it the flexibility to address needs on two continents from a position of strength, making investments that will secure long term future growth and profitability for shareholders."

      US PROGRAMS: REWCASTLE BRINGS FDA EXPERTISE, NORTH AMERICAN PRESENCE

      EDAP continues its ongoing US clinical sessions in pursuit of future FDA approval for Ablatherm-HIFU under its direct efforts. EDAP has full rights to all revenue and profit earned in future US activities with growing treatment demand from centers participating in the EDAP study. Both patients and doctors report early success with the Ablatherm-HIFU activities mirroring the highly predictive outcomes observed over more than a decade of European clinical examination. Dr. Rewcastle will lead the trial programs in the United States including center selection, medical communications, FDA activities and education efforts to make doctors aware of the study and HIFU's existing medical documentation to help them evaluate appropriate patient selection criteria for Ablatherm-HIFU under the study protocols.

      Dr. Rewcastle commented: "Although I expected to see the trial embraced, the level of interest within the urological community has been surprising. There are many more centers interested in participating in the clinical trial that we can accommodate -- both top level academic centers and high quality community practices. Thankfully, this is a very good problem to have in terms of accruing patients to a clinical trial. For physicians and patients alike, I believe HIFU will ultimately become the treatment of choice for men diagnosed with low risk prostate cancer within the next decade. HIFU is attractive to patients due to the non-invasive nature of the procedure and its low complication rate. More importantly, however, is the emerging clinical data that is establishing the durability of the treatment and solidifying HIFU's role as a primary prostate cancer therapy."

      Conference Call and Webcast

      Management will host a conference call today, August 30, at noon Eastern Time, 6:00 p.m. Paris Time. Interested investors may join the call live by dialing (866) 463-5401 from the United States or +1 (212) 457-9857 from international locations and entering PIN code 762482#. Investors may also listen to the live call online at http://www.edap-tms.com.

      Investors unable to join the call can access a playback of the conference call by telephone or online. To access the replay, please dial (866) 439-4554 or +1 (212) 457-9844 and using access code 334818# beginning one hour after the end of the call until September 30, 2007, or visit the company's Web site at http://www.edap-tms.com.

      About EDAP TMS S.A.

      EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

      For more information on the Company, contact Magnolia Investor Relations at (469) 362-5960, the Corporate Investor Relations Dept at +33 (0)4 78 26 40 46 or see the Company's Web sites at http://www.edap-tms.com and http://www.hifu-planet.com.

      To sign up for alerts please visit:
http://www.b2i.us/irpass.asp?BzID=1053&to=ea&s=0

      In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm- HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

      CONTACT:  EDAP TMS S.A.         Magnolia Investor Relations
                Blandine Confort      Matt Kreps
                +33 4 78 26 40 46     469 362 5960

                                  EDAP TMS S.A.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euros and U.S. Dollars, except per share data)

                               Three Months Ended :       Three Months Ended :
                            June 30,      June 30,      June 30,      June 30,
                              2007          2006          2007          2006
                             Euros         Euros          $US           $US

Sales of goods                  3,261         2,653         4,417         3,382
Net Sales of RPP
 and Leases                     1,262         1,009         1,710         1,286
Sales of spare parts
 and Services                   1,410         1,441         1,910         1,837

TOTAL NET SALES                 5,933         5,104         8,036         6,505

Other revenues                     14            64            19            82

TOTAL REVENUES                  5,947         5,168         8,055         6,586

Cost of goods                  (2,085)       (1,650)       (2,824)       (2,103)
Cost of RPP and Leases           (549)         (415)         (744)         (529)
Cost of spare parts
 & services                      (967)         (891)       (1,309)       (1,135)
Cost of sales                  (3,601)       (2,956)       (4,877)       (3,767)

GROSS PROFIT                    2,346         2,212         3,178         2,819
Research & development
 expenses                        (943)         (628)       (1,277)         (801)
Marketing & Sales
 expenses                      (1,322)       (1,482)       (1,790)       (1,888)
G & A expenses                 (1,235)         (895)       (1,673)       (1,139)
Non recurring profit/
 (expenses)                       441                        598
Total operating
 expenses                      (3,059)       (3,004)       (4,142)       (3,829)

OPERATING PROFIT
 (LOSS)                          (712)         (792)         (965)       (1,009)
Interest (expense)
 income, net                        3            21             4            27
Currency exchange gains
 (loss), net                     (180)         (103)         (244)         (131)
Other income (loss), net            9             4            12             5

INCOME (LOSS) BEFORE
 TAXES AND MINORITY
 INTEREST                        (880)         (870)       (1,192)       (1,109)
Income tax (expense)
 credit                           144            21           195            26

NET INCOME (LOSS)                (736)         (850)         (997)       (1,083)
Earning per share
 - Basic                        (0.08)        (0.11)        (0.11)        (0.14)
Average number of
 shares used
 in computation of
 basic EPS                  9,163,007     7,837,831     9,163,007     7,837,831
Earning per share
 - Diluted                      (0.08)        (0.11)        (0.11)        (0.14)
Average number of
 shares used
 in computation of
 diluted EPS                9,543,569     8,576,387     9,543,569     8,576,387


      NOTE: Translated for convenience of the reader to U.S. dollars at the 2007 average three months noon buying rate of 1 Euro = 1.3544 USD, and 2006 average three months noon buying rate of 1 Euro = 1.2745 USD.

                                  EDAP TMS S.A.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euros and U.S. Dollars, except per share data)

                              Six Months Ended :          Six Months Ended :
                            June 30,      June 30,      June 30,      June 30,
                              2007          2006          2007          2006
                             Euros         Euros          $US           $US

Sales of goods                  5,163         5,442         6,900         6,754
Net Sales of RPP
 and Leases                     2,571         1,980         3,436         2,458
Sales of spare parts
 and Services                   2,830         2,865         3,782         3,556

TOTAL NET SALES                10,564        10,288        14,118        12,767
Other revenues                     49            79            66            98

TOTAL REVENUES                 10,613        10,367        14,184        12,865
Cost of goods                  (3,358)       (3,317)       (4,488)       (4,116)
Cost of RPP and Leases         (1,117)         (846)       (1,493)       (1,050)
Cost of spare parts
 & services                    (1,797)       (1,706)       (2,402)       (2,117)
Cost of sales                  (6,276)       (5,869)       (8,384)       (7,283)

GROSS PROFIT                    4,340         4,498         5,800         5,582
Research & development
 expenses                      (1,559)       (1,223)       (2,084)       (1,518)
Marketing & Sales
 expenses                      (2,663)       (2,572)       (3,559)       (3,192)
G & A expenses                 (2,418)       (1,978)       (3,232)       (2,456)
Non recurring profit/
 (expenses)                       441                         590
Total operating
 expenses                      (6,199)       (5,574)       (8,285)       (7,165)

OPERATING PROFIT
 (LOSS)                        (1,859)       (1,275)       (2,484)       (1,583)
Interest (expense)
 income, net                        6            35             9            43
Currency exchange
 gains (loss), net               (228)         (176)         (305)         (219)
Other income (loss), net           12             1            16             1

INCOME (LOSS) BEFORE
 TAXES AND MINORITY
 INTEREST                      (2,069)       (1,417)       (2,765)       (1,758)
Income tax (expense)
 credit                           124           (57)          165           (70)

NET INCOME (LOSS)              (1,945)       (1,473)       (2,600)       (1,828)
Earning per share
 - Basic                        (0.21)        (0.19)        (0.28)        (0.23)
Average number of
 shares used
 in computation of
 basic EPS                  9,163,007     7,837,831     9,163,007     7,837,831
Earning per share
 - Diluted                      (0.21)        (0.19)        (0.28)        (0.23)
Average number of
 shares used
 in computation
 of diluted EPS             9,685,022     8,599,346     9,685,022     8,599,346


      NOTE: Translated for convenience of the reader to U.S. dollars at the 2007 average three months noon buying rate of 1 Euro = 1.3365 USD, and 2006 average three months noon buying rate of 1 Euro = 1.2410 USD.

                                  EDAP TMS S.A.
               CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
                (Amounts in thousands of Euros and U.S. Dollars)

                         June 30,    Mar. 31,    June 30,    Mar. 31,
                            2007        2007        2007        2007
                           Euros       Euros        $US         $US


Cash, cash equivalents
 and short term
 investments                 8,966       9,291      12,122      12,426
Total current assets        25,346      25,699      34,268      34,370
Total current
 liabilities                11,677      11,368      15,788      15,204
Shareholders' Equity        17,761      18,247      24,013      24,404


      NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.352 USD on June 30, 2007 and at the noon buying rate of 1 Euro = 1.3374 USD, on March 31, 2007.

                                  EDAP TMS S.A.
                 CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
                         SIX MONTHS ENDED JUNE 30, 2007
                         (Amounts in thousands of Euros)


                   EDAP S.A.     TMS S.A.        EDAP         EDAP           Total
                     HIFU           UDS           TMS          TMS           After
                   Division      Division         FDA       Corporate    Consolidation
Sales of
 goods                 1,545         3,618                                       5,163
Sales of
 RPPs &
 Leases                2,085           486                                       2,571
Sales of
 spare parts
 & services              792         2,039                                       2,830
TOTAL NET
 SALES                 4,422         6,142                                      10,564

Other
 revenues                 18            32                                          49

TOTAL REVENUES         4,439         6,174                                      10,613

GROSS PROFIT           2,648 60%     1,692 28%                                   4,340 41%

Research &
 Development            (698)         (549)         (311)                       (1,559)
Total SG&A
 plus
 depreciation         (1,930)       (1,852)         (315)        (984)          (5,081)
Non recurring
 profit/
 (expenses)              137           304           441

OPERATING PROFIT
 (LOSS)                   20          (572)         (322)        (984)          (1,859)

SOURCE  EDAP TMS S.A.
    -0-                             08/30/2007
    /CONTACT: Blandine Confort of EDAP TMS S.A., +33 4 78 26 40 46; or Matt Kreps of Magnolia Investor Relations, +1-469-362-5960/
    /First Call Analyst: /
    /FCMN Contact: /
    /Web site:  http://www.edap-tms.com/
    (EDAP)

CO:  EDAP TMS S.A.
ST:  France
IN:  MTC HEA
SU:  ERN CCA

ND-EW
-- LATH040 --
4841 08/29/2007 23:52 EDT
DEFERRED FOR 07:30 08/30

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date : August 30, 2007
EDAP TMS S.A.


S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER